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FORM X-17A-5
PART III

SEC FILE NUMBER

8-33475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodgers Brothers Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 Mercer St

(No. and Street)

Harmony	PA	16037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Rodgers 724-473-4003

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC

(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 2 8 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.O.

OATH OR AFFIRMATION

I, Mark Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodgers Brothers Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Commonwealth of Pennsylvania - Notary Seal
Joseph C. Dippold, Notary Public
Butler County
My commission expires April 4, 2022
Commission number 1282369
Member, Pennsylvania Association of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODGERS BROTHERS, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2019

CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Rodgers Brothers, Inc.
Harmony, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Rodgers Brothers, Inc.** ("Company") as of December 31, 2019, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis-of-Matter

As discussed in Note 2 to the financial statements, the Company adopted the new accounting guidance related to Accounting Standards Update Topic 842, *Leases*. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplementary information contained on pages 15 through 17 have been subjected to audit procedures performed in conjunction with the audit of Rodgers Brothers, Inc.'s financial statements. The supplemental information is the responsibility of Rodgers Brothers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Louis & Co., LLC

We have served as the Company's auditor since 2009.

Pittsburgh, Pennsylvania
February 27, 2020

RODGERS BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and Cash Equivalents	$	144,010
Deposit with Clearing Organization		50,000
Receivable From Clearing Organization		5,917
Investment Advisory Fees Receivable		813,692
Securities Owned - At Fair Value		292,410
Prepaid Asset		12,946
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $ 63,200		124,510
Right to Use Asset - At Cost, Less Accumulated Amortization of Approximately $ 123,200		226,102
Total Assets	$	1,669,587

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	202,452
Lease Liability		228,947
Total Liability		431,399
Stockholders' Equity		
Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized; 9,800 Shares Issued and 9,316 Outstanding		980
Additional Paid-In Capital		134,673
Retained Earnings		1,581,192
Treasury Stock - At Cost (484 shares)		(478,657)
Total Stockholders' Equity		1,238,188
Total Liabilities and Stockholders' Equity	$	1,669,587

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUE	
Revenue from Contacts with Customers	$ 3,158,247
Other Revenue	
Interest, Dividends and Other	72,866
Net Dealer Inventory Gain (Loss)	62,935
Net Dealer Investment Gain (Loss)	42,432
Total Revenue	3,336,480
EXPENSES	
Employee Compensation and Benefits	2,032,966
Clearing Costs	35,054
Other Operating Expenses	414,070
Occupancy and Equipment Rentals, including right to use amortization	224,670
Mutual Fund Operating Costs	70,519
Communications	21,636
Interest/Bank Expense	552
Total Expenses	2,799,467
Income Before Provision for Income Taxes	537,013
Less Provision for Income Taxes - Current	150,968
Net Income	$ 386,045

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2019

Subordinated Borrowings - December 31, 2018	$ -
Increases	-
Decreases	-
Subordinated Borrowings - December 31, 2019	$ -

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance - December 31, 2018	$ 980	$ 134,673	$ (216,205)	$ 1,195,147	$1,114,595
Treasury Stock	-	-	(262,452)	-	(262,452)
Net Income	-	-	-	386,045	386,045
Balance - December 31, 2019	$ 980	$ 134,673	$ (478,657)	$ 1,581,192	$1,238,188

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance - December 31, 2018	$ 980	$ 134,673	$ (216,205)	$ 1,195,147	$1,114,595
Treasury Stock	-	-	(262,452)	-	(262,452)
Net Income	-	-	-	386,045	386,045
Balance - December 31, 2019	$ 980	$ 134,673	$ (478,657)	$ 1,581,192	$1,238,188

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES	
Net Income	$ 386,045
Noncash Items Included in Net Income	
Depreciation Expense	24,158
Other	2,845
Changes In	
Deposit with and Receivable From Clearing Organization	1,575
Investment Advisory Fees Receivable	(146,523)
Securities Owned	(83,367)
Prepaid Assest	(1,388)
Accounts Payable, Accrued Expenses, and Other Liabilities	48,644
Net Cash and Cash Equivalents From Operating Activities	231,989
INVESTING ACTIVITIES	
Furniture and Equipment Acquired	(80,092)
FINANCING ACTIVITIES	
Purchase of Treasury Stock	(262,452)
Net Decrease in Cash and Cash Equivalents	(110,555)
Cash and Cash Equivalents - Beginning	254,565
Cash and Cash Equivalents - Ending	$ 144,010
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid for Interest	$ 105
Cash Paid for Income Taxes	$ 66,000

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Rodgers Brothers, Inc. was incorporated in January 1985, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC").

The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services through a d/b/a, Monongahela Capital. The Company conducts the majority of its business from its principal office in Pittsburgh with supporting offices in Chicago, Illinois and Doylestown, Pennsylvania.

The Company is associated with RBC Capital Markets LLC on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the SEC Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of Rodgers Brothers, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk for the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses also reported on settlement date basis.

Securities are recorded at fair value in accordance with FASB ASC topic on *Fair Value Measurement.*

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and Minnesota (clearing organization). Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

For purposes of reporting cash flows, the Company considers checking accounts and balances maintained at the clearing organization to be cash equivalents. Financial instruments which potentially expose the company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives ranging from five to seven years. Depreciation expense for the year ended December 31, 2019, amounted to approximately $ 24,150.

Leasing Standard

Effective March 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842). The Company accounted for its existing operating leases as an operating lease under the new guidance. As a result of the adoption of the new lease accounting guidance, the Company recognized on March 1, 2019 (the beginning of the earliest period presented) a lease liability of $352,129, which represents the present value of the remaining lease payments of $373,676, discounted using the Company's incremental borrowing rate of 4%, and a right-of-use asset of $352,129, which represents the lease liability of $352,129.

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09 which became ASC Topic 606, *Revenue from Contracts with Customers.* The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services. The Company began applying the new principle effective January 1, 2018.

The Company's most significant revenue categories are as follows for the year-ended December 31, 2019.

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are billed in arrears of the quarter and thus fully recognized as revenue at that time as they relate specifically to the services provided in that period.

Brokerage Commissions and Other Fees – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date and fees are collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes

The Company is subject to various federal, state, and local income taxes. The Company follows the guidance of the FASB ASC Topic 740 on Income Taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the company's tax return. Management has determined that the company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the company's tax returns will not be challenged by the taxing authorities and that the company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

The Company reports all deferred tax assets and liabilities, and related valuation allowances, as noncurrent in accordance with ASU No. 2015-17 Topic, *Balance Sheet Classification of Deferred Taxes.*

Advertising Costs

Advertising costs are charged to operations when the advertisement takes place. Advertising expense was approximately $ 8,740 in 2019 and is included in the accompanying statement of income under the caption "Other Operating Expenses" expenses.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2019 and through February 26, 2020, the date the financial statements were issued.

3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

3 - FAIR VALUE (CONTINUED)

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2019.

Equity Securities and Mutual Funds: Valued at quoted market prices or at cost based on limited marketability.

Limited Partnerships: Valued at two times cash flow calculation adjusted for unusual fluctuations in receipts.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31, 2019:

3 - FAIR VALUE (CONTINUED)

	Level 1	Level 2	Level 3	Total
Assets				
Equity Securities	$194,696	$ -	$ -	$194,696
Mutual Funds	97,714	-	-	97,714
	$292,410	$ -	$ -	$292,410

There were no transfers between Level 1 and Level 2 during the year.

4 - DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2019 consisted approximately of the following:

Deposit With Clearing Broker	$ 50,000
Receivable From Clearing Broker	5,917
	$ 55,917

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through RBC Capital Markets LLC. The receivable from clearing broker indicated above represents the net amount due from RBC Capital Markets LLC.

5 - DEFERRED INCOME TAXES

Deferred income taxes are not reflected within the financial statements as there are immaterial differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

6 - DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents revenue by major source during the year:

Revenue from Contracts with Customers

Investment Advisory Fees	$ 3,040,040
Commissions	103,080
Other Fees	15,127
Total Revenue from Contacts with Customers	$ 3,158,247

6 - DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

As of December 31, 2019, the Company has accounts receivable of approximately $813,690 all of which is due from investment advisory clients.

7 - RETIREMENT PLAN

The Company sponsors a profit sharing plan covering all employees who have obtained the age of 21 and completed at least two years of service. The Company's contributions to the plan are discretionary. The company contributed $53,000 to the retirement plan for the year ended December 31, 2019.

8 - RELATED PARTY TRANSACTIONS

The Company operates as the investment manager of a mutual fund. The Company's stockholders are responsible for the day-to-day management of the fund. The Company earns a fee based on the net assets under management. However, the Company has agreed to waive the fees through September 1, 2020. The Company has incurred and recognized approximately $70,520 of expenses to manage the fund during 2019.

9 - COMMITMENTS AND CONTINGENCIES

The Company leases many of its production and office equipment and its facilities for various terms under long-term operating lease agreements. The leases expire at various dates through 2022 and provide for renewal options. The Company evaluates the renewal terms based on their operating requirements. Generally, the Company does not consider any additional renewal periods to be reasonably certain to be exercised. For the year ended December 31, 2019, rent expense under the leases was approximately $185,280.

The following is a maturity analysis due under operating lease liabilities as of December 31, 2019:

Year Ending December 31,	Operating
2020	$ 175,796
2021	50,884
2022	5,574
	232,254
Less effects of discounting	(3,307)
Lease Liability Recognized	$ 228,947

Other Information

As of December 31, 2019, the weighted-average remaining lease term for all operating leases is 1.35 years.

9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other Information (CONTINUED)

The weighted-average discount rate associated with operating leases as of December 31, 2019 is 4%.

Cash paid for amounts included in the measurement of lease liability

Operating cash flows from operating leases	$	185,280

10 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2019, the Company's net capital under the uniform net capital rule was $ 240,262, which exceeded the minimum capital requirements by $140,262. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019, was .8426 to 1.

11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by

11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

monitoring the fair value of securities pledge on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

12 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5

RODGERS BROTHERS, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
YEAR ENDED DECEMBER 31, 2019

NET CAPITAL		
Stockholders' Equity		$ 1,238,188
Deductions		
Nonallowable Assets:		
Other Assets	(829,555)	
Furniture and Equipment, Net	(124,510)	
Haircuts on Securities Owned	(43,861)	(997,926)
Net Capital		240,262
AGGREGATE INDEBTEDNESS		
Accounts Payable, Accrued Expenses, and Other Liabilities		$ 202,452
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6⅔% of Aggregate Indebtedness or $100,000)		$ 100,000
Net Capital in Excess of Amount Required		140,262
Net Capital		$ 240,262
Ratio of Aggregate Indebtedness to Net Capital		.84 to 1

See independent auditors' report on supplemental information.

RODGERS BROTHERS, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
YEAR ENDED DECEMBER 31, 2019

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2019)

Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report, as Originally Filed	$	240,262
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	240,262

See independent auditors' report on supplemental information.

RODGERS BROTHERS, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2019

Rodgers Brothers, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (RBC Capital Markets LLC: SEC#8-45411) or other distributors. Rodgers Brothers, Inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

RODGERS BROTHERS, INC.

REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT

DECEMBER 31, 2019

Lally & Co.

CPAs and Business Advisors

RODGERS BROTHERS, INC.
REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT
DECEMBER 31, 2019

CONTENTS

Lally & Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Rodgers Brothers, Inc.
Harmony, Pennsylvania

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) **Rodgers Brothers, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rodgers Brothers, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ("exemption provisions") and (2) Rodgers Brothers, Inc. stated that Rodgers Brothers, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exception report. Rodgers Brothers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rodgers Brothers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 27, 2020

SCHEDULE I

EXEMPTION REPORT

RODGERS BROTHERS, INC.
223 MERCER STREET
HARMONY PA, 16037
PHONE 724-473-4003

RODGERS BROTHERS INC.
EXEMPTION REPORT – SEC Rule 17a-5(d)(4)
FOR THE PERIOD OF JANUARY 1, 2019 TO DECEMBER 31, 2019

I, Mark Rodgers, Chief Financial Officer of Rodgers Brothers, Inc. hereby state that we met the broker dealer identified exception provisions pursuant to the U.S. Security and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. 240.17a-5 of the U. S. Securities and Exchange Commission through the fiscal period covering January 1, 2019 through December 31, 2019.

Rodgers Brothers, Inc. claims exemption from Rule 15c-3-3 under provisions (k) (2) (ii) as customer transactions are cleared through another broker dealer (RBC CS) on a fully disclosed basis.

There were no exceptions noted during the period January 1, 2019 through December 31, 2019.

______________________, Chief Financial Officer

February 25, 2020

RODGERS BROTHERS, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2019

Lally & Co.

CPAs and Business Advisors

RODGERS BROTHERS, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2019

CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Rodgers Brothers, Inc.
Harmony, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by **Rodgers Brothers, Inc.** ("Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Rodgers Brothers, Inc. for the year ended December 31, 2019, solely to assist you and SIPC in evaluating Rodgers Brothers, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursement records) entries, noting no differences;

2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2019 interim financial statements, and Company general ledger account analyses), noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2019 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

Pittsburgh, Pennsylvania
February 27, 2020

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1384*********************MIXED AADC 220
33475 FINRA DEC
RODGERS BROTHERS INC
223 MERCER ST
HARMONY, PA 16037-6835

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4888.49

B. Less payment made with SIPC-6 filed (exclude interest) (2363.81)

29 July 2019
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2524.68

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RODGERS Bros Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 6 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,336,480
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	35,054
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	42,432
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	77,486
2d. SIPC Net Operating Revenues	$ 3,258,994
2e. General Assessment @ .0015	$ 4888.49

(to page 1, line 2.A.)